JOINT PRESS RELEASE

  AUSTRALIAN-CANADIAN OIL ROYALTIES LTD. (OTCBB: AUCAF) AND INTERNATIONAL TME
                           RESOURCES INC. (OTC: ITME)

   ACOR ANNOUNCES ACQUISITION OF INTERNATIONAL TME RESOURCES INC, INDEPENDENT
        RESOURCE EVALUATION OF ITS GEORGINA BASIN UNCONVENTIONAL ASSET,
                        OPERATIONS UPDATE AND FINANCING

FOR IMMEDIATE RELEASE

CISCO, TX, MAY 30, 2013 - Australian-Canadian Oil Royalties Ltd. (OTCBB: AUCAF) ("ACOR" or "the Company") and International TME Resources Inc. ("ITME") are pleased to announced that they have signed an agreement in which ACOR will acquire all of the issued and outstanding shares of ITME (the "Transaction"). The Transaction is expected to be completed by way of Plan of Arrangement (the "Arrangement") and has been approved by the board of directors of both ACOR and ITME. Shareholders representing approximately 63% of the issued and outstanding shares of ACOR have entered into binding support agreements to vote in favor of the proposed Transaction, and shareholders representing approximately 33% of the issued and outstanding shares of ITME have entered into binding support agreements to vote in favor of the proposed Transaction. The Transaction is anticipated to close on or about August 2, 2013.

THE TRANSACTION

Under the terms of the Transaction, ITME shareholders will receive 0.5431 of a common share of the combined entity, which shall be called Chelsea Oil and Gas, Ltd. ("Chelsea") in exchange for one (1) ITME common share. After giving effect to the Transaction, Chelsea will issue a total of 13,976,542 common shares to former ITME shareholders. After the Transaction closes, Chelsea will have 64,005,607 common shares issued and outstanding prior to giving effect to the proposed financing discussed below.

The Transaction will require the approval of 66 2/3% of the votes cast by each of the ITME and ACOR shareholders at meetings to be called to consider the Transaction. The proposed Transaction will as also require the approval of the Supreme Court of British Columbia and the satisfaction of a number of customary conditions.

ITME holds interests in several properties, including working interests, jointly with the Company. The acquisition will consolidate these interests, including shared royalty interests which are anticipated to provide the Company with additional sources of revenue and cash flow in the future.

FINANCING AND CORPORATE RESTRUCTURING

Concurrent with the Transaction, the Company intends to complete a financing transaction. The Company will use the proceeds of the proposed financing for seismic acquisition on its Surat and Georgina Basin properties, the installation of water injection facilities in its Surat Basin property, the repayment of debt and general corporate purposes.

Upon closing of the Transaction, Chelsea will reconstitute its board of directors and executive management team. Chelsea will be based in Calgary, Alberta, Canada, and is pleased to add two industry veterans to its board of directors: Stewart Gibson and Toby Pierce.

Mr. Gibson brings 40 plus years' experience with industry majors and startups. He has a B.Sc. (Hon.) Geology, and M.Sc. Petroleum Reservoir Engineering. He has previously held positions with BP, Occidental, Bow Valley and is the former CEO of Sterling Resources Ltd.

Mr. Pierce was most recently a Director & Senior Analyst with GMP Securities (London, UK) GMP served as Director of Institutional Research at Tristone Capital (London, U.K.) since 1994. Previous engagements include wellsite geology over a period of five years for numerous companies across the Western Canadian Sedimentary Basin. In addition, he has worked for three years across North and Latin America as a geologist in the mining and exploration industry. Mr. Pierce brings strong geological and financial understanding within resource sectors. Mr. Pierce holds an M.B.A. from the Rotman School of Business and a B.Sc. Geology from the University of Victoria.

Mr. Howard Siegel and Mr. Andre Sakhai will leave the board of directors of the Company upon closing of the Transaction. The Company thanks both gentlemen for their years of services and wishes them success in their future endeavors.

After the closing of the Transaction current board member William Petrie, Sr. will retain the position of Chairman. Mr. Petrie has in excess of 35 years experience as a petroleum geologist, primarily in Western Canada. He began his career with Mobil Oil, leaving after several years to join the independent sector. He has been involved as president and geologist for a number of public and private oil and gas companies, the most recent public company being Marengo Exploration Ltd. In these positions he was responsible for generating, evaluating, and successfully exploiting oil and gas exploration, development, and acquisition opportunities throughout the Western Canadian Sedimentary Basin.

After the closing of the Transaction, current board member Jesse Meidl will retain his the position as a director of Chelsea. Mr. Meidl has over 15 years experience in the oil and gas sector, both Canadian and international. He is currently CFO of Caithness Petroleum Limited, a private UK company with several international projects. He joined Caithness from the London office of Thomas Weisel Partners, where he was an investment banker in the International Oil & Gas group. He was previously the Chief Financial Officer for Arsenal Energy Inc., an international exploration company listed on the Toronto Stock Exchange, which held production assets in Canada and the USA and exploration assets in Egypt, Colombia and Uzbekistan. Prior to that, he was an analyst at APF Energy Trust. Mr. Meidl qualified as a Chartered Accountant with KPMG LLP and also holds an ICAEW Corporate Finance qualification and a B.Comm. degree from the University of Saskatchewan.

The new board of directors and management of the Company are committed to capturing the considerable potential in the Company's assets.

GEORGINA BASIN RESOURCE REPORT

Authority to Prospect 582 ("ATP 582") comprises in total 5.02 million acres, of which approximately1.0 million acres in the northern part is underlain by the southern Georgina Basin. This area also includes a large part of the Toko Syncline which contains by far the thickest accumulation of Paleozoic strata in the basin and is thought to be the most prospective for both conventional and unconventional hydrocarbon resources. ACOR's wholly-owned subsidiary, Cooper-Eromanga Oil Inc. ("CEO"), engaged Ryder Scott Petroleum Consultants Ltd. ("Ryder Scott") to prepare a report dated effective March 31, 2013 (the "Resource Report") evaluating the unconventional hydrocarbon resources in ATP
582. Approximately 0.91 million acres were established by Ryder Scott through review of previous seismic and well data to be prospective for unconventional hydrocarbons in Cambrian age strata of the Georgina Basin within ATP 582.

The evaluation by Ryder Scott assigned resource estimates to one horizon in the Georgina Basin, the Lower Arthur Creek Hot Shale (the "Hot Shale"). The Hot Shale is the radioactive shale at the base of the Lower Arthur Creek which exhibited high total organic content ("TOC") in historical wells on, and offsetting, ATP 582. The following table summarizes the Ryder Scott report:


                 UNRISKED PROSPECTIVE RECOVERABLE RESOURCES(1)
--------------------------------------------------------------------------------

----------------- ------------------- ---------------------- -------------------
HYDROCARBON       LOW ESTIMATE (P90)   BEST ESTIMATE (P50)   HIGH ESTIMATE (P10)
-----------       ------------------   -------------------   -------------------
Oil (MMbbls)              21.1                   32.8                51.0
Gas (Tcf)(2)               2.5                    3.4                 4.6
Condensate (MMbc)         40.8                   89.0               155.5
----------------- ------------------- ---------------------- -------------------
TOTAL (MMBOE)            479.0                  688.5               973.1

(1) Reflects gross (100%) working interest in ATP 582.
(2) Includes associated gas.

The Resource Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") and National Instrument 51- 101 - Standards for Disclosure for Oil and Gas Activities of the Canadian Securities Administrators ("NI 51-101"). The Resource Report is based on certain factual data supplied by the Company and Ryder Scott's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to Ryder Scott and accepted without any further investigation. Ryder Scott accepted this data as presented and neither title searches nor field inspections were conducted. The recovery and resources estimates for the Company's assets and properties described herein are estimates only and there is no guarantee that the estimated resources will be recovered. The actual resources for the Company's assets and properties may be greater or less than those calculated.

The Company is pleased with the Hot Shale resource potential as established by Ryder Scott. In addition to the Hot Shale, the Company has identified considerable resource potential in horizons above the Hot Shale, defined as the Upper Arthur Creek and Lower Arthur Creek formations. These formations were penetrated by all of the historical wells present on ATP 582, and were tested in one well, Mirrica-1 ("Mirrica"), drilled in 1989. While Mirrica was drilled over-balanced, strong gas shows in the drilling fluid were encountered while drilling through the Upper and Lower Arthur Creek formations. Six drill stem tests ("DST") were conducted over a 600m meter interval, resulting in no hydrocarbon and, importantly, no water recovery. The Company believes the overbalanced drilling mud system caused formation damage to the unconventional reservoir, resulting in inconclusive DSTs. Well logs over the Upper and Lower Arthur Creek in Mirrica-1 indicate these formations to be gas saturated, but tight. The Company has conducted an internal assessment of the Upper and Lower Arthur Creek formations over the permit area, and estimates that these formations could have up to 25 trillion cubic feet ("Tcf") of gas originally in place ("OGIP") and 4.1 billion barrels of oil originally in place ("OOIP"), as the permit straddles the oil, wet gas and dry gas maturity windows. The Company intends to conduct additional analysis on these horizons during the year, and obtain an independent resource assessment to the extent sufficient evidence can be obtained to justify the assignment and classification of Prospective Resources.

SIMPSON BASIN

The South West portion of ATP contains Simpson Basin sediments, as established by historical drilling and seismic. The Simpson Basin within ATP 582 is less mature than the Georgina Basin in terms of legacy activity; however, there have been recent exploration licenses granted over the whole of the Simpson Basin, including in immediately adjacent Northern Territory (excluding lands covered by National Parks). The Simpson Basin is prospective for both conventional and unconventional oil and gas within the Jurassic Poolowanna and Triassic Peera-Peera sands and shales. The basin has one discovery, Poolowanna-1, drilled in 1977, which tested oil at 96 barrels of oil per day ("bopd") but was uneconomic at the time. Several wells within the basin had oil and gas shows, and exhibited high TOC of between 2 - 6%.

The Company estimates up to 2.0 million acres of ATP 582 may include Poolowanna and Peera-Peera sediments. The operator of an offsetting 3.8 million acre permit in the Simpson Basin estimates resource potential of 12 - 25 Tcf from the Poolowanna and Peera-Peera formations on its lands. The Company is currently evaluating the available legacy seismic and well data on and offsetting ATP 582 as an initial step in assessing the potential for similar resources on southern ATP 582.

COOPER BASIN DRILLING

The Company is pleased to announce that Wolfman #1, the first well on a potential six well earning program under a farmout of its Cooper Basin permits is underway. Construction of access roads and drill site preparation on Petroleum Exploration License ("PEL") 112 began May 20, 2013. Regulatory consent for road building was granted in advance of the Wolfman #1 drilling application, which is awaiting its "Fit for Purpose" rig assessment. A Cultural Heritage Inspection was completed on May 22, 2013 and the Wolfman #1 drilling project has been approved by Native Title Holders.

The Wolfman #1 exploration well will be drilled vertically 1,720 meters (5,600 feet) and is expected to take approximately 10 days to reach total depth. The well, which targets the Namur Sandstone in a conventional reservoir and structure, is scheduled to spud in early July 2013. Average initial rates from discoveries on trend are significant at in excess of 2,500 bopd and individually range as high as 7,000 bopd. Operator estimates of potential recoverable reserves from these smaller conventional structural plays are in the range of one to five million barrels of 41 API gravity oil per pool discovery. ACOR holds a 13.8% working interest in PEL's 112 and 444, reducing to 5.6% if the complete six well program is executed.

FORWARD LOOKING STATEMENTS

Certain statements in this material may be "forward-looking statements" including timing for the completion of the Transaction, satisfaction of conditions precedent in respect of the Transaction, proposed changes to the board of directors of the Company, internal estimates of the resources on the Company's properties and adjacent properties, outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves and resources contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by ACOR.

There is no certainty that any portion of the resources described herein will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Additionally, certain analogous field information contained herein is based on industry and market data, as well the Company's knowledge and experience in the markets in which the Company operates. While the Company believes this data to be reliable, market and industry data are subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any such data. The Company has not independently verified any of the data in respect of the information referred to herein, or the underlying assumptions in respect of such matters. The analogous field information contained herein has not been prepared by a qualified reserve evaluator or auditor or in accordance with the COGE Handbook or any other applicable standards.

Statements contained in this press release and corporate information relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Although we believe that the expectations and assumptions upon which they are based are reasonable, we can give no assurance that such expectations and assumptions will prove to have been correct. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. The Company does not intend, nor do we undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will materialize. Many factors could cause actual results to differ materially from our forward-looking statements. Such factors include, among others, those described in the Company's annual reports filed with the United States Securities and Exchange Commission (the "SEC") and available on EDGAR at www.sec.gov.

NOTE TO U.S. INVESTORS

Users are cautioned that these values represent resources, and not reserves as defined by the SEC. . Under SEC standards, hydrocarbon resources may not be classified as a reserve unless the determination has been made that the resource could be economically and legally produced or extracted at the time the reserve determination is made. Hydrocarbon resources that are not hydrocarbon reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any of measured or indicated resources will ever be converted into reserves.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy the common shares of the Company or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities to be offered by the Company have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. The Company intends to offer and sell its securities in the United States pursuant to the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. Per boe amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas (6 mcf) to one barrel of oil (1 bbl). This boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

We seek safe harbor.

For further information on ACOR, please visit our website at www.aussieoil.com, e-mail acorltd@suddenlink.net or call:


1-254-442-2638 (Office)
1-800-290-8342 (Toll Free in the United States)